12235 El Camino Real, Suite 200 San Diego, CA 92130-3002 PHONE 858.350.2300 FAX 858.350.2399 www.wsgr.com

July 25, 2016

VIA EDGAR AND COURIER

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549-6010

Re:	Response Biomedical Corp.
Schedule 13E-3
Filed on June 27, 2016 by Response Biomedical Corp., et al.
File No. 005-81850
Preliminary Proxy Statement on Schedule 14A
Filed June 24, 2016
File No. 000-50571

Dear Mr. Reynolds:

This letter responds to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 21, 2016, to Barbara R. Kinnaird, Chief Executive Officer of Response Biomedical Corp. (the “Company”) regarding the Schedule 13E-3 (the “Schedule 13E-3”) and Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

This letter sets forth the comments of the Staff in the comment letter (numbered in accordance with the comment letter) and, following the comment, sets forth the Company’s response. Simultaneously with the filing of this letter, the Company is filing via EDGAR Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”) and the revised Preliminary Proxy Statement of Schedule 14A (the “Revised Proxy Statement”). We are enclosing a copy of the Amended Schedule 13E-3 and Revised Proxy Statement, together with copies that are marked to show the changes from the Schedule 13E-3 and Proxy Statement, respectively.

Schedule 13E-3

General

1.

We noticed that the Schedule 13E-3 bears a filing date three calendar days later than the date the preliminary proxy statement was filed. Please be advised that future amendments to this Schedule 13E-3 should be filed at the same time as any preliminary or definitive proxy statement filed under cover of Schedule 14A. Refer to General Instruction D.1 to Schedule 13E-3.

Response: The Company acknowledges the Staff’s comment and will ensure that future amendments to the Schedule 13E-3 are filed at the same time as any preliminary or definitive proxy statement on Schedule 14A.

Cover Page

2.

Please describe how you determined that Dr. Thompson, Dr. Wang and the officers of the Company that will remain in their positions following the Rule 13e-3 transaction are not affiliates engaged in the Rule 13e-3 transaction that should be identified as filing persons for purposes of Schedule 13E-3. Alternatively, revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for each filing person added in response to this comment, such as a statement as to whether each filing person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which the filing person relied in reaching such a conclusion. Refer to Question 201.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretation of Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, available at https://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.

Response: The Company has considered whether Dr. Thompson, Dr. Wang and the officers of the Company that will remain in their positions following the 13e-3 transaction (Dr. Kinnaird and Mr. Adams) should be named as filing persons in the Schedule 13E-3. The Company considered, among other things, the Staff's analysis and interpretive position set forth in Question 201.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (the "13E-3 Guidance"), which indicates that members of senior management of an issuer that will be going private are required to file a Schedule 13E-3 where management of the target company will be in control of the company both before and after the transaction. In the 13E-3 Guidance, the SEC staff notes that it will find management to be engaged in the 13E-3 transaction in instances where “the issuer's management ultimately would hold a material amount of the surviving company's outstanding equity securities, occupy seats on the board of the company in addition to senior management positions, and otherwise be in a position to 'control' the surviving company."

Dr. Kinnaird and Mr. Adams, the officers who will continue in their positions following the transaction, beneficially own approximately 3.1% of the Company’s shares and will not be rolling over their shares into the surviving corporation. Furthermore, neither officer has been offered the opportunity to invest in the surviving company. Additionally, while both officers will be employed by the surviving entity in their same positions, the 13E-3 Guidance does not suggest that employment as an officer, without more, constitutes control of the surviving company.

Drs. Thompson and Wang, who are Orbimed Advisor LLC’s (“OrbiMed”) designees to the Company’s board, may be deemed to beneficially own the shares held by Orbimed. However, neither Dr. Thompson nor Dr. Wang is a controlling person of OrbiMed or any of its affiliated funds. Drs. Thompson and Wang are currently employees of OrbiMed, or one of its affiliated funds, and as such are required to contribute any compensation they obtain from their role as members on the board to the respective OrbiMed fund (as to Dr. Wang, OrbiMed Asia Partners, and as to Dr. Thompson, OrbiMed Private Investments III, LP).

Accordingly, after careful review of the 13E-3 guidance, the Company believes that neither of Orbimed’s board designees (Drs. Thompson and Wang) and neither of the Company’s officers (Dr. Kinnaird and Mr. Adams) is engaging in the 13E-3 transaction and, therefore, none of them should be required to be included as filing persons in the Schedule 13E-3.

3.

Instruction C requires information called for by Items 3, 5, 6, 10 and 11 for each executive officer and director of the corporation filing the statement, each person controlling that corporation, and each executive officer and director of any corporation or other person ultimately in control of the corporation. Please provide this information for 1077801 B.C. Ltd. and Shanghai Runda Medical Technology Co., Ltd., or advise.

Response: The Company acknowledges the Staff’s comments and has revised the disclosures with respect to Item 3 of the Amended Schedule 13E-3 accordingly. The Company respectfully advises the Staff that information with respect to Items 5, 6, 10 and 11, is contained in sections of the Revised Proxy Statement on pages 1, 2, 56-57, 79-89 and Annex I thereto, as referenced in response to Items 5, 6, 10 and 11 on pages 5, 6 and 11 of the Amended Schedule 13E-3.

4.

We note that OrbiMed Capital GP III LLC is the general partner of OrbiMed Private Investments III, LP, and OrbiMed Advisors LLC is the sole managing member of Capital GP III and sole general partner of OrbiMed Associates III, LP. We also note that OrbiMed Limited is the general partner of OrbiMed Asia GP, L.P., which is the general partner of OrbiMed Asia Partners, LP. Please describe how you determined that OrbiMed Advisors, Samuel D. Isaly and OrbiMed Advisors Limited are not affiliates engaged in the Rule 13e-3 transaction that should be identified as filing persons for purposes of Schedule 13E-3.

Response: The Company acknowledges the Staff’s comment and has included OrbiMed Advisors LLC, OrbiMed Advisors Limited and Samuel D. Isaly as filing persons with respect to the Amended Schedule 13E-3. Corresponding disclosure in the Revised Proxy Statement has been added to pages 1, 2, 56 and Annex I accordingly.

Preliminary Proxy Statement on Schedule 14A

5.	Please revise to prominently identify the preliminary proxy statement as a “Preliminary Copy.” Refer to Rule 14a-6(e)(1) of Regulation 14A.

Response: The Company acknowledges the Staff’s comment and has added the heading “Preliminary Copy – Subject to Completion” to the letter to shareholders and the notice to shareholders accordingly.

6.

Please explicitly direct the fairness determination to unaffiliated security holders as distinguished from “minority shareholders” as used throughout the proxy statement. Refer to Item 1014(a) of Regulation M-A and the definition of “unaffiliated security holder” in Rule 13e-3(a)(4).

Response: The Company acknowledges the Staff’s comment and has amended the Revised Proxy Statement to direct the fairness determination to unaffiliated security holders. Please refer to the disclosures on pages 6, 13, 14, 17, 18, 32, and throughout the Revised Proxy Statement.

7.

Advise us, with a view toward revised disclosure, the persons you have identified as participants in this proxy solicitation. If you have identified participants, advise us, with a view towards revised disclosure, why they have not been named on the cover page as persons other than the registrant. Refer to Item 4 of Schedule 14A and the cover page of Rule 14a-101.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 58 of the Revised Proxy Statement. Any officers or employees (other than Dr. Kinnaird) who may participate in the solicitation will perform these duties solely in their capacity as employees of the Company. Accordingly, we believe that no participants other than the Company need to be named on the cover page in accordance with Item 4 of Schedule 14A and the cover page of Rule 14a-101.

8.	Please relocate the legend required by Rule 13e-3(e)(1)(iii) to the outside front cover page, rather than the current location on page 8 and revise to include the required language.

Response: The Company acknowledges the Staff’s comment and has relocated and revised the legend required by Rule 13e-3(e)(1)(iii) to the outside front cover of the Revised Proxy Statement.

9.	Please prominently disclose the Special Factors in the front of the proxy statement immediately after the Summary. Refer to Rule 13e-3(e)(1)(ii).

Response: The Company acknowledges the Staff’s comment and has revised the Revised Proxy Statement to prominently disclose the Special Factors in the front of the Revised Proxy Statement immediately after the Summary.

Background of the Arrangement, page 12

10.

Please disclose each officer, director and other members of management that participated in meetings, discussions and negotiations, and provide a more detailed discussion of the material discussions and negotiations during these meetings. For example, explain whether the initial meetings in 2015 and early 2016 focused on discussions involving a possible distribution partnership or were preliminary negotiations for the purposes of exploring a possible acquisition. In addition, please expand your disclosure to discuss the negotiations relating to the pricing of the transaction and include in your revised disclosure an explanation of how the initial proposed offer price was determined.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 10-14 of the Revised Proxy Statement accordingly.

11.

On page 14 you disclose that the Special Committee met separately to discuss the term sheets and subsequently sent their markups of the term sheets. Please summarize the material discussions that took place during this meeting and the material markups to the term sheets. In this regard, you should also summarize the markups that were approved by the special committee on May 5, 2016. Similarly, discuss the material terms of the term sheet on May 9, 2016.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 11-14 of the Revised Proxy Statement accordingly.

12.	We note that on May 9, 2016 you sent an executed going private term sheet to OrbiMed and Runda Medical. Please summarize the material terms of the term sheet.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on 11-14 of the Revised Proxy Statement accordingly.

Reasons for the Arrangement; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Arrangement, page 17

13.	Please identify the members of the Special Committee and identify the legal advisors to both the Company and Special Committee.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 14 of the Revised Proxy Statement accordingly.

14.

Item 1014(a) of Regulation M-A, by its terms, imposes an obligation upon the issuer to produce a fairness determination. At present, it appears only the Board of Directors and Special Committee have reached a fairness determination and produced disclosure in apparent response to Item 1014(a). Revise this disclosure to affirmatively state, if true, that the fairness determination is also being made on behalf of the issuer.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 14 of the Revised Proxy Statement accordingly.

Recommendation of the Board, page 21

15.

Please revise the disclosure to include a discussion in the context of reaching a fairness determination that expressly addresses factors listed in Instruction 2(iii)-(v) and (vi), if applicable, and (vii) to Item 1014 of Regulation M-A. Refer to Question and Answer 20 of the Exchange Act Release 34-17719 (Apr. 19, 1981).

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 17-18 of the Revised Proxy Statement accordingly.

Opinion of Financial Advisor to the Special Committee, page 22

16.	Please make the statements required by Item 1015(c) of Regulation M-A in the disclosure document.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 19 of the Revised Proxy Statement accordingly.

Certain Effects of the Arrangement, page 35

17.

We note the estimated cost savings of $850,000 per year that may be realized upon the cessation of periodic reporting under the Securities Exchange Act of 1934. Please revise to specify the constituency which is expected to be the anticipated beneficiary of these cost savings. Refer to Item 1013(d) of Regulation M-A and Instruction 3 thereto.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 32-33 of the Revised Proxy Statement accordingly.

Rollover Shares, page 36

18.	Please identify the parties to the Rollover Agreement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 14 of the Revised Proxy Statement accordingly.

Projected Financial Information, page 40

19.

Please remove the statements that “no person has made or makes any representations to any shareholder regarding the information included in these financial projections or forecasts,” “the projections and forecasts should not be relied on as such an indication,” and “no one has made any representations regarding the information included in the financial projections and forecasts discussed below.” While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 37-38 of the Revised Proxy Statement accordingly.

Financing, page 42

20.

Please revise to state, if true, that no alternative financing exists to the proposed plan for financing the Rule 13e-3 transaction. Refer to Item 10 of Schedule 13E-3 and corresponding Item 1007(b) of Regulation M-A.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 39 of the Revised Proxy Statement to state that no alternative financing arrangements or alternative financing plans for the Arrangement and related transactions have been made by the Purchaser Group.

Interests of the Company’s Directors and Executive Officers in the Arrangement, page 42

21.

Please revise this section to clearly state the interests of each officer and director in the transaction. In addition, we note your statement on page 36 that certain executive officers will continue as executive officers of the surviving company. Please clarify here and in the summary term sheet which executive officers will continue with the surviving company and disclose their interests in the transaction as a result, such as new employment agreements.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 39 of the Revised Proxy Statement accordingly.

The Parties to the Arrangement, page 55

22.	Please revise to include the information required by Item 1003(a) and (b) pursuant to Item 3 of Schedule 13E-3.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1, 2, 56-57, 79-89 and Annex I of the Revised Proxy Statement accordingly.

The Arrangement Agreement, page 59

23.

Please delete the reference to “arm’s length negotiations” between representatives of the Board and the Purchaser as such a characterization is disputable in the context of a going private transaction.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 60 of the Revised Proxy Statement accordingly.

Representations and Warranties, page 59

24.

We note the last sentence of the first paragraph that “you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.” Please remove this implication that the Arrangement Agreement does not constitute public disclosure under the federal securities laws and the limitation on shareholder reliance to investors.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 60 of the Revised Proxy Statement accordingly.

Annex B

25.

We note statements that Bloom Burton provided the Opinion for the use of the Independent Committee only and that the Opinion may not be relied upon by any third party without the express written consent of Bloom Burton. These limitations appear inconsistent with the disclosures relating to the fairness opinion and investors are entitled to rely on the fairness opinion. Refer to Section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000). Please revise.

Response: The Company acknowledges the Staff’s comment and Annex B has been revised accordingly.

26.

Disclosure indicates that Bloom Burton does not assume any responsibility with respect to financial models, forecasts, projections, estimates and/or budgets furnished or otherwise made available to it, some of which was used in performing its analyses. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise.

Response: The Company acknowledges the Staff’s comment and Annex B has been revised accordingly.

* * *

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (858) 350-2308.

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Martin J. Waters

Martin J. Waters

cc:	Barbara R. Kinnaird, Responsed Biomedical Corp.
Samuel D. Isaly, 1077801 B.C. LTD., Orbimed Asia Partners, L.P., Orbimed Private
Investments III, LP, Orbimed Associates III, L.P., OrbiMed Advisors LLC,
OrbiMed Advisors Limited
Liu Hui, Shanghai Runda Medical Technology Co., Ltd.
Steve McKeon, Blake, Cassels & Graydon LLP
Curtis Cusinato, Stikeman Elliott LLP

Annex A

Acknowledgment of Filing Persons

Each of the undersigned acknowledges that:

●	Response Biomedical Corp. (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement on Schedule 14A;
●	the Company and the other filing persons are responsible for the adequacy and accuracy of the disclosure in the Rule 13e-3 Transaction Statement on Schedule 13E-3;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
●	the filing persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

RESPONSE BIOMEDICAL CORP.

By:	/s/ Barbara R. Kinnaird
Name:	Barbara R. Kinnaird
Title:	Chief Executive Officer

1077801 B.C. LTD.

By:	/s/ Liu Hui
Name:	Liu Hui
Title:	Director

ORBIMED ASIA PARTNERS, L.P.

By:	OrbiMed Asia GP, L.P., its General Partner

By:	OrbiMed Advisors Limited, its General Partner

By:	/s/ Samuel Isaly
Name:	Samuel Isaly
Title:	Director

ORBIMED PRIVATE INVESTMENTS III, LP

By:	OrbiMed Capital GP III LLC, its General Partner

By:	OrbiMed Advisors LLC, its Managing Member

By:	/s/ Samuel Isaly
Name:	Samuel Isaly
Title:	Managing Member

ORBIMED ASSOCIATES III, L.P.

By:	OrbiMed Advisors LLC, its General Partner

By:	/s/ Samuel Isaly
Name:	Samuel Isaly
Title:	Managing Member

ORBIMED ADVISORS LLC

By:	/s/ Samuel Isaly
Name:	Samuel Isaly
Title:	Managing Member

ORBIMED ADVISORS LIMITED

By:	/s/ Samuel Isaly
Name:	Samuel Isaly
Title:	Managing Member

/s/ Samuel Isaly
Samuel Isaly

SHANGHAI RUNDA MEDICAL TECHNOLOGY CO., LTD.

By:	/s/ Liu Hui
Name:	Liu Hui
Title:	Chairman